EXHIBIT 99.1

FirstService Reports Solid Second Quarter Results

Generates US$155 Million in Net Cash Proceeds, After-Tax Gain of $69 Million and $2.34 Per Share On Sale of Integrated Security Division

 Second quarter operating highlights:
                            September 30,      September 30,
                                     2008               2007
                          ---------------    ---------------
 Revenues                 $ 453.8 million    $ 379.9 million    +19%
 EBITDA                   $  45.0 million    $  41.9 million     +7%
 Adjusted EPS from
  continuing operations            $ 0.62             $ 0.53    +17%

TORONTO, Oct. 29, 2008 (GLOBE NEWSWIRE) -- FirstService Corporation (Nasdaq:FSRV) (TSX:FSV) (TSX:FSV.PR.U) today reported results for its second quarter ended September 30, 2008. All amounts are in U.S. dollars.

Quarterly revenues were $453.8 million, an increase of 19% relative to the same period last year. EBITDA (see definition and reconciliation below) increased 7% to $45.0 million. Adjusted diluted earnings per share from continuing operations (see definition and reconciliation below) were $0.62 for the quarter versus $0.53 in the prior year period, up 17%.

Net earnings from continuing operations in accordance with GAAP were $12.4 million versus $15.9 million in the prior year period. Diluted net earnings per share from continuing operations in accordance with GAAP were $0.33, versus $0.41 in the prior year period, after considering the pro forma affect of preferred share dividends on the prior year period.

For the six months ended September 30, 2008, revenues were $911.6 million, an increase of 21% relative to the same period last year. EBITDA increased 6% to $90.1 million. Adjusted diluted earnings per share from continuing operations were $1.12 for the six months versus $1.00 in the prior year period, up 12%.

Net earnings from continuing operations in accordance with GAAP for the six month period were $28.5 million versus $31.5 million in the prior year period. Diluted net earnings per share from continuing operations in accordance with GAAP were $0.74, versus $0.80 in the prior year period, after considering the pro forma affect of preferred share dividends on the prior year period.

On July 1, 2008, FirstService completed the sale of its Integrated Security division, resulting in an after-tax gain of $69.3 million, or $2.34 per share. The sale resulted in net cash proceeds of $155.0 million, which were primarily applied to reduce indebtedness under the Company's revolving credit facility. The Integrated Security division has been classified as a discontinued operation.

"Given current market conditions, we are pleased with our operating results for the quarter which highlight the advantages of our service line diversification, valuable recurring and repeat revenue streams and strong balance sheet and cash flows," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. "The sale of our Integrated Security business early in the quarter, for net cash proceeds of $155 million, reduced our indebtedness and further augmented our already strong balance sheet. The result is the lowest leverage ratios in our history as a public company giving us the financial strength and flexibility we need to continue to grow and prosper in the years to come," he added.

About FirstService Corporation

FirstService is a global diversified leader in the rapidly growing real estate services sector, providing services in the following three areas: commercial real estate; residential property management; and property services. Industry-leading service platforms include: FirstService Commercial Real Estate Services, the fourth largest global player in commercial real estate; FirstManagement Partners, the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService is a diversified property services company with more than US$1.9 billion in annualized revenues and over 17,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Revenues in Commercial Real Estate Services totalled $188.9 million for the quarter, flat relative to the prior year quarter, with an 8% decline in internal revenues fully offset by revenues from acquisitions completed during the past twelve months. Excluding the impact of foreign exchange fluctuations, internal revenues declined 11%. Investment sales activities slowed considerably in the United States and Australia relative to the prior year quarter, resulting in internal revenue declines of approximately 20% in these markets. Second quarter EBITDA was $9.9 million, down 26% versus the year-ago period. EBITDA was negatively impacted by (i) lower revenues and (ii) $2.0 million in foreign exchange translation losses resulting from significant exchange rate movements during the quarter.

Residential Property Management revenues increased to $167.4 million for the quarter, 16% higher than in the prior year period. Internal growth was 8%, attributable to property management contracts won during the last twelve months as well as increases in ancillary maintenance revenues, while the balance of revenue growth resulted from an acquisition completed late last year. EBITDA for the quarter was $17.7 million, up 8% from $16.4 million one year ago.

Revenues in Property Services totalled $97.5 million, an increase of 109% over the prior year period. The revenue increase was attributable to the October 2007 acquisition of Field Asset Services, a leading provider of residential property preservation and foreclosure management services to the U.S. financial services industry. Internal revenues in the segment, excluding Field Asset Services, declined 6%, as the Company's consumer-oriented businesses, in particular California Closets, continued to be challenged by the weakening U.S. economy. EBITDA in the second quarter was $20.3 million, up 45% from $14.0 million last year. EBITDA margins in the Property Services segment are affected by Field Asset Services, which carries lower operating margins than traditional franchising.

Quarterly corporate costs were $3.2 million, versus $3.5 million in the prior year period.

A comparison of segmented EBITDA to operating earnings is provided below.

Non-operating Charges

During the quarter, the Company reported two non-operating charges that impacted reported operating results under GAAP. First, a $2.5 million non-cash impairment loss was recognized on the Company's 7% stake in Resolve Business Outsourcing Income Fund which was "marked-to-market" in accordance with GAAP. Second, a $5.7 million divestiture bonus was paid to management in connection with the completion of the sale of the Integrated Security division and the related gain on the transaction. Although the divestiture bonus related to a discontinued operation, under GAAP it was required to be reported in continuing operations. Both of these non-operating charges were excluded from adjusted earnings per share.

Share Repurchases

During the quarter ended September 30, 2008, the Company repurchased 91,200 Preferred Shares on the open market under its Normal Course Issuer Bid ("NCIB") at an average price of $18.31 per share. The Company is authorized to repurchase up to an additional 1.76 million Subordinate Voting Shares and 383,800 Preferred Shares under the NCIB which expires on June 6, 2009.

Conference Call

FirstService will be holding a conference call on Wednesday, October 29, 2008 at 11:00 am Eastern Time to discuss results for the first quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investor Relations / Newsroom" section.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with the Ontario Securities Commission.

 FIRSTSERVICE CORPORATION
 Condensed Consolidated Statements of Earnings
 ---------------------------------------------
 (in thousands of U.S. dollars, except per share amounts)
 (unaudited)
                                Three months ended   Six months ended
                                   September 30        September 30
                                ------------------  ------------------
                                  2008      2007      2008      2007
                                --------  --------  --------  --------

 Revenues                       $453,758  $379,935  $911,601  $750,429
 Cost of revenues                271,147   223,310   546,726   445,924
 Selling, general and
  administrative expenses        137,919   116,345   276,065   222,336
 Depreciation                      5,664     4,602    11,809     8,789
 Amortization of intangible
  assets other than backlog        4,146     2,445     7,775     4,609
 Amortization of backlog             431     1,463       960     2,518
                                --------  --------  --------  --------
 Operating earnings               34,451    31,770    68,266    66,253
 Other income                     (1,354)   (1,216)   (2,397)   (2,494)
 Impairment loss on
  available-for-sale
  securities(1)                    2,485        --     2,485        --
 Integrated Security division
  divestiture bonus(2)             5,715        --     5,715        --
 Interest expense, net             1,439     2,989     5,413     5,977
                                --------  --------  --------  --------
                                  26,166    29,997    57,050    62,770
 Income taxes                      8,103     9,874    16,881    20,410
                                --------  --------  --------  --------
                                  18,063    20,123    40,169    42,360
 Minority interest share of
  earnings                         5,645     4,264    11,640    10,816
                                --------  --------  --------  --------
 Net earnings from continuing
  operations                      12,418    15,859    28,529    31,544
 Discontinued operations, net
  of tax(3)                       68,328     1,834    70,082     4,231
                                --------  --------  --------  --------
 Net earnings                   $ 80,746  $ 17,693  $ 98,611  $ 35,775
 Preferred share dividends         2,538     1,720     5,154     1,720
                                --------  --------  --------  --------
 Net earnings available to
  common shareholders           $ 78,208  $ 15,973  $ 93,457  $ 34,055
                                ========  ========  ========  ========

 Net earnings per common share
  Basic
   Continuing operations        $   0.34  $   0.47  $   0.79  $   1.00
   Discontinued operations          2.32      0.06      2.35      0.14
                                --------  --------  --------  --------
                                $   2.66  $   0.53  $   3.14  $   1.14
                                ========  ========  ========  ========

  Diluted(4)
   Continuing operations        $   0.33  $   0.44  $   0.74  $   0.92
   Discontinued operations          2.31      0.06      2.34      0.14
                                --------  --------  --------  --------
                                $   2.64  $   0.50  $   3.08  $   1.06
                                ========  ========  ========  ========

 Adjusted diluted net earnings
  per common share from
  continuing operations(5)      $   0.62  $   0.53  $   1.12  $   1.00
                                ========  ========  ========  ========

 Weighted average common shares
  outstanding: (in
  thousands)             Basic    29,395    29,896    29,746    29,866
                       Diluted    29,568    30,385    29,971    30,390

 Notes to Condensed Consolidated Statements of Earnings
 (1) Non-cash loss recognized on an other-than-temporary impairment of the Company's 7% equity stake in Resolve Business Outsourcing Income
 Fund.
 (2) Non-recurring cash bonus paid to management upon the successful completion of the sale of the Integrated Security division.
 (3) Reflects: (i) Integrated Security division and (ii) Canadian commercial mortgage securitization operation.
 (4) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries. The adjustment for the quarter ended September 30, 2008 was $62
 (2007 - $729) and six months ended September 30, 2008 was $1,098
 (2007 - $1,748).
 (5) See "Reconciliation of net earnings and net earnings per share to adjusted net earnings and adjusted net earnings per share" below.

 Reconciliation of Net Earnings and Net Earnings Per Share to Adjusted
 ---------------------------------------------------------------------
 Net Earnings and Adjusted Net Earnings Per Share
 ------------------------------------------------
 (in thousands of U.S. dollars, except per share amounts)
 (unaudited)

 The Company is presenting adjusted earnings measures to eliminate the impact of (i) amortization expense related to intangible assets recognized in connection with acquisitions, (ii) stock-based compensation expense, (iii) a non-recurring bonus paid to management upon the divestiture of the Integrated Security division and (iv) a non-cash impairment loss on available-for-sale securities.  In addition, the Company is presenting the pro forma impact of preferred share dividends on comparative periods.  The preferred share dividend obligation commenced on August 1, 2007 upon the issuance of the
 Preferred Shares.  All of the adjustments are non-cash and are considered "non-GAAP financial measures" under OSC and SEC guidelines.
 The following tables provide a reconciliation of the adjusted measures:

                                Three months ended   Six months ended
                                   September 30        September 30
                                ------------------  ------------------
                                  2008      2007      2008      2007
                                --------  --------  --------  --------

 Net earnings from continuing
  operations                    $ 12,418  $ 15,859  $ 28,529  $ 31,544
 Preferred dividends              (2,538)   (1,720)   (5,154)   (1,720)
 Amortization of intangible
  assets other than backlog        4,146     2,445     7,775     4,609
 Amortization of backlog             431     1,463       960     2,518
 Impairment loss on
  available-for-sale securities    2,485        --     2,485        --
 Integrated Security division
  divestiture bonus                5,715        --     5,715        --
 Stock-based compensation
  expense                            326     1,614     1,271     2,464
 Income tax on adjustments        (4,250)   (1,563)   (6,045)   (2,740)
 Minority interest on
  adjustments                       (402)     (467)     (779)     (824)
                                --------  --------  --------  --------
 Adjusted net earnings from
  continuing operations         $ 18,331  $ 17,631  $ 34,757  $ 35,851
                                --------  --------  --------  --------

 Diluted net earnings per common
  share from continuing
  operations                    $   0.33  $   0.44  $   0.74  $   0.92
 Pro forma impact of preferred
  share dividends on comparative
  period                              --     (0.03)       --     (0.12)
                                --------  --------  --------  --------
                                    0.33      0.41      0.74      0.80
 Amortization of intangible
  assets other than backlog, net
  of income tax                     0.08      0.05      0.14      0.09
 Amortization of backlog, net of
  income tax                        0.01      0.03      0.02      0.05
 Impairment loss on
  available-for-sale securities,
  net of income tax                 0.07        --      0.07        --
 Integrated Security division
  divestiture bonus, net of
  income tax                        0.12        --      0.12        --
 Stock-based compensation
  expense, net of income tax        0.01      0.04      0.03      0.06
                                --------  --------  --------  --------
 Adjusted diluted net earnings
  per common share from
  continuing operations         $   0.62  $   0.53  $   1.12  $   1.00
                                --------  --------  --------  --------

 Reconciliation of EBITDA to Net Earnings from Continuing Operations
 -------------------------------------------------------------------
 (in thousands of U.S. dollars)
 (unaudited)

 EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization, stock-based compensation expense and other non-cash or non-recurring expenses. The Company uses EBITDA to evaluate operating performance. EBITDA is an integral part of the
 Company's planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes
 EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.
 EBITDA is not a recognized measure of financial performance under
 United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of
 EBITDA to net earnings from continuing operations appears below.

                                Three months ended   Six months ended
                                   September 30        September 30
                                ------------------  ------------------
                                  2008      2007      2008      2007
                                --------  --------  --------  --------

 Net earnings from continuing
  operations                    $ 12,418  $ 15,859  $ 28,529  $ 31,544
 Minority interest share of
  earnings                         5,645     4,264    11,640    10,816
 Income taxes                      8,103     9,874    16,881    20,410
 Other income                     (1,354)   (1,216)   (2,397)   (2,494)
 Integrated Security division
  divestiture bonus                5,715        --     5,715        --
 Impairment loss on
  available-for-sale securities    2,485        --     2,485        --
 Interest expense, net             1,439     2,989     5,413     5,977
                                --------  --------  --------  --------
 Operating earnings               34,451    31,770    68,266    66,253
 Depreciation                      5,664     4,602    11,809     8,789
 Amortization of intangible
  assets other than backlog        4,146     2,445     7,775     4,609
 Amortization of backlog             431     1,463       960     2,518
                                --------  --------  --------  --------
                                  44,692    40,280    88,810    82,169
 Stock-based compensation
  expense                            326     1,614     1,271     2,464
                                --------  --------  --------  --------
 EBITDA                         $ 45,018  $ 41,894  $ 90,081  $ 84,633
                                --------  --------  --------  --------

 Condensed Consolidated Balance Sheets
 -------------------------------------
 (in thousands of U.S. dollars)
 (unaudited)
                                            September 30    March 31
                                                2008          2008
                                             ----------    ----------

 Assets
 ------
 Cash and cash equivalents                   $   94,855    $   76,818
 Restricted cash                                  9,901         8,858
 Accounts receivable                            192,095       177,048
 Inventories                                     10,593        20,519
 Prepaids and other current assets               75,792        74,700
 Assets held for sale                            18,223        88,163
                                             ----------    ----------
      Current assets                            401,459       446,106
 Fixed assets                                    81,574        80,991
 Other non-current assets                        43,212        30,630
 Goodwill and intangibles                       497,439       488,014
 Assets held for sale                             3,419        43,602
                                             ----------    ----------
      Total assets                           $1,027,103    $1,089,343
                                             ==========    ==========

 Liabilities and shareholders' equity
 ------------------------------------
 Accounts payable and accrued liabilities    $  217,169    $  238,814
 Other current liabilities                       45,167        24,293
 Long term debt - current                        22,677        24,777
 Liabilities related to assets held for sale     12,045        45,758
                                             ----------    ----------
      Current liabilities                       297,058       333,642
 Long term debt - non-current                   222,123       331,253
 Other liabilities                               19,322        18,236
 Deferred income taxes                           33,956        41,618
 Liabilities related to assets held for sale         --           441
 Minority interest                               59,362        58,468
 Shareholders' equity                           395,282       305,685
                                             ----------    ----------
      Total liabilities and equity           $1,027,103    $1,089,343
                                             ==========    ==========

 Total debt                                  $  244,800    $  356,030
                                             ----------    ----------
 Total debt, net of cash                        149,945       279,212
                                             ----------    ----------

 Condensed Consolidated Statements of Cash Flows
 -----------------------------------------------
 (in thousands of U.S. dollars)
 (unaudited)
                          Three months ended      Six months ended
                            September 30            September 30
                        ---------------------   ---------------------
                           2008       2007         2008       2007
                        ---------   ---------   ---------   ---------
 Operating
  activities
 Net earnings
  from continuing
  operations            $  12,418   $  15,859   $  28,529   $  31,544
 Items not
  affecting cash:
   Depreciation and
    amortization           10,241       8,510      20,544      15,916
   Deferred income
    taxes                  (3,095)     (1,467)     (4,261)     (2,460)
   Minority interest
    share of earnings       5,645       4,264      11,640      10,816
   Other                      119       1,740         930       2,568

 Changes in operating
  assets and
  liabilities              (2,641)     (9,693)    (34,480)    (20,586)
 Discontinued
  operations                  251     (16,266)      2,616      (3,327)
                        ---------   ---------   ---------   ---------
 Net cash provided by
  operating activities     22,938       2,947      25,518      34,471
                        ---------   ---------   ---------   ---------
 Investing activities
 Acquisitions of
  businesses,
  net of cash
  acquired                (14,689)    (24,306)    (23,855)    (76,277)
 Purchases of fixed
  assets, net              (3,954)     (5,072)    (12,127)    (15,176)
 Other investing
  activities                8,713      (3,337)      9,903       6,949
 Discontinued
  operations              155,031      (1,917)    154,355      (2,604)
                        ---------   ---------   ---------   ---------
 Net cash provided by
  (used in) investing     145,101     (34,632)    128,276     (87,108)
                        ---------   ---------   ---------   ---------
 Financing activities
 (Decrease) increase
  in long-term
  debt, net              (136,357)     18,606    (112,170)     25,493
 Other financing
  activities               (5,746)       (486)    (28,871)     (4,936)
 Discontinued
  operations                   --       6,159          --       3,555
                        ---------   ---------   ---------   ---------
 Net cash (used in)
  provided by
  financing              (142,103)     24,279    (141,041)     24,112
                        ---------   ---------   ---------   ---------
 Effect of exchange
  rate changes
  on cash                    (108)      2,473       1,636       7,618
                        ---------   ---------   ---------   ---------
 Increase (decrease)
  in cash and cash
  equivalents              25,828      (4,933)     14,389     (20,907)

 Cash and cash
  equivalents,
  beginning of period
  including cash held
  by discontinued
  operations            $  69,227   $  88,196   $  80,666   $ 104,170
                        ---------   ---------   ---------   ---------
 Cash and cash
  equivalents, end of
  period including
  cash held by
  discontinued
  operations            $  95,055   $  83,263   $  95,055   $  83,263
                        =========   =========   =========   =========

 Segmented Revenues, EBITDA and Operating Earnings
 -------------------------------------------------
 (in thousands of U.S. dollars)
 (unaudited)

            Commercial  Residential
           Real Estate     Property  Property
              Services   Management  Services  Corporate  Consolidated
           -----------------------------------------------------------

 Three months ended September 30

 2008
 Revenues     $188,865    $167,388   $ 97,467  $     38      $453,758
 EBITDA          9,850      17,744     20,266    (3,168)       44,692
 Stock-based
  compensation                                                    326
                                                             --------
                                                               45,018
                                                             --------
 Operating
  earnings       4,259     15,039      18,408    (3,255)       34,451

 2007
 Revenues     $188,842    $144,448   $ 46,555  $     90      $379,935
 EBITDA         13,379      16,414     13,966    (3,479)       40,280
 Stock-based
  compensation                                                  1,614
                                                             --------
                                                               41,894
                                                             --------
 Operating
  earnings       8,608      13,961     12,751    (3,550)       31,770

            Commercial  Residential
           Real Estate     Property  Property
              Services   Management  Services  Corporate  Consolidated
           -----------------------------------------------------------

 Six months ended September 30

 2008
 Revenues     $402,841    $330,564   $178,104  $     92      $911,601
 EBITDA         28,900      33,603     32,265    (5,958)       88,810
 Stock-based
  compensation                                                  1,271
                                                             --------
                                                               90,081
                                                             --------
 Operating
  earnings      17,791      28,057     28,554    (6,136)       68,266

 2007
 Revenues     $382,405    $278,493   $ 89,365  $    166      $750,429
 EBITDA         32,795      30,116     25,514    (6,256)       82,169
 Stock-based
  compensation                                                  2,464
                                                             --------
                                                               84,633
                                                             --------
 Operating
  earnings      24,133      25,473     23,042    (6,395)       66,253

CONTACT:  FirstService Corporation
          Jay S. Hennick, Founder & CEO
          D. Scott Patterson, President & COO
          John B. Friedrichsen, Senior Vice President & CFO
          (416) 960-9500